Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Successor	Predecessor
	November 4, 2006 through December 31,	January 1, 2006 through November 3,	Year Ended December 31,
	2006	2006	2005	2004	2003	2002
Earnings:
Income (loss) from continuing operations before income taxes and minority interests	$(50,313)	$(57,456)	$15,548	$8,502	$(2,277)	$1,364

Plus: Fixed charges	8,853	36,106	29,452	7,474	5,579	7,449

Less: Interest expense capitalized	(36)	(85)	(193)	—	—	—
Less: Minority interests in pretax income from continuing operations with no incurred fixed charges	(39)	(158)	(140)	(95)	—	—
Earnings (loss)from continuing operations, adjusted	$(41,535)	$(21,593)	$44,667	$15,881	$3,302	$8,813

Fixed Charges:

Interest expensed and capitalized	$8,647	$35,247	$28,702	$7,068	$5,287	$7,080

Estimated interest within rental expense	206	859	750	406	292	369

Total fixed charges	$8,853	$36,106	$29,452	$7,474	$5,579	$7,449

Ratio of earnings to fixed charges	—	—	1.52	2.12	—	1.18

Shortfall	(50,388)	(57,699)	—	—	(2,277)	—